

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Mr. Ronald S. Stowell
Chief Financial Officer
LSI Industries, Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

      Re: **LSI Industries, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2013
               File No. 000-13375
               Filed September 6, 2013

Dear Mr. Stowell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Robert S. Littlepage, for

                                    Larry Spirgel
                                    Assistant Director